

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2019

Michael Quartieri
Chief Financial Officer
Scientific Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

  Re: Scientific Games Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed March 1, 2018
   Form 10-Q for the Quarterly Period Ended June 30, 2018
   Filed August 2, 2018
   File No. 001-11693

Dear Mr. Quartieri:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Information Technologies
         and Services